UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Mattersight Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

577097108
(CUSIP Number)

Robert Yin
Sutter Hill Ventures
755 Page Mill Rd., Suite A-200
Palo Alto, CA  94304
 650-493-5600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 9, 2015
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577097108
1.	Names of Reporting Persons Sutter Hill Ventures, a California Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,179,403*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,179,403*
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,179,403
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) PN
______________________________
* See Note 1 on Appendix A.

2

CUSIP No. 577097108
1.	Names of Reporting Persons Tench Coxe
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 2,121,392*
	8.	Shared Voting Power 2,179,403**
	9.	Sole Dispositive Power 2,121,392*
	10.	Shared Dispositive Power 2,179,403**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,300,795
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 16.0%
14.	Type of Reporting Person (See Instructions) IN
______________________________
* See Note 3 on Appendix A.
** Consists of shares owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

3

CUSIP No. 577097108
1.	Names of Reporting Persons James N. White
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 193,710*
	8.	Shared Voting Power 2,179,403**
	9.	Sole Dispositive Power 193,710*
	10.	Shared Dispositive Power 2,179,403**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,373,113
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.9%
14.	Type of Reporting Person (See Instructions) IN
______________________________
* See Note 4 on Appendix A.
** Consists of shares owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

4

CUSIP No. 577097108
1.	Names of Reporting Persons Jeffrey W. Bird
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 146,296*
	8.	Shared Voting Power 2,179,403**
	9.	Sole Dispositive Power 146,296*
	10.	Shared Dispositive Power 2,179,403**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,325,699
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8%
14.	Type of Reporting Person (See Instructions) IN
______________________________
* See Note 5 on Appendix A.
** Consists of shares owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

5

CUSIP No. 577097108
1.	Names of Reporting Persons Michael L. Speiser
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,563*
	8.	Shared Voting Power 2,179,403**
	9.	Sole Dispositive Power 10,563*
	10.	Shared Dispositive Power 2,179,403**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,189,966
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) IN
______________________________
* See Note 6 on Appendix A.
** Consists of shares owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

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CUSIP No. 577097108
1.	Names of Reporting Persons Stefan A. Dyckerhoff
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization German citizen (U.S. permanent resident)
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,818*
	8.	Shared Voting Power 2,179,403**
	9.	Sole Dispositive Power 3,818*
	10.	Shared Dispositive Power 2,179,403**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,183,221
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) IN

______________________________
* See Note 7 on Appendix A.
** Consists of shares owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

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CUSIP No. 577097108
1.	Names of Reporting Persons Samuel J. Pullara III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,818*
	8.	Shared Voting Power 2,179,403**
	9.	Sole Dispositive Power 3,818*
	10.	Shared Dispositive Power 2,179,403**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,183,221
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.2%
14.	Type of Reporting Person (See Instructions) IN
______________________________
* See Note 8 on Appendix A.
** Consists of shares owned by Sutter Hill Ventures, a California Limited Partnership.  See Appendix A.

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Introductory Note:

This Amendment No. 4 to Schedule 13D (“Amendment No. 3”) is being filed as an amendment to the initial statement on Schedule 13D relating to the Common Stock, $0.01 par value per share, of Mattersight Corporation (formerly known as eLoyalty Corporation), a Delaware corporation (the “Issuer”), as filed with the Securities and Exchange Commission (the “SEC”) on September 12, 2008 and amended on December 1, 2011, September 4, 2012 and December 6, 2013 (as amended, the “Original Schedule 13D”).

All capitalized terms not otherwise defined herein shall have the meaning ascribed to the terms in the Original Schedule 13D.  The Original Schedule 13D is hereby amended and supplemented as follows and, except as expressly amended below, the Original Schedule 13D remains in full force and effect.

Item 2.	Identity and Background

(a) This Schedule is filed by Sutter Hill Ventures, a California Limited Partnership (“SHV”), Tench Coxe, James N. White, Jeffrey W. Bird, Michael L. Speiser, Stefan A. Dyckerhoff and Samuel J. Pullara III  (collectively, the “Reporting Persons”).

(b) The business address for each of the Reporting Persons is 755 Page Mill Rd., Suite A-200, Palo Alto, CA 94304.

(c) SHV’s principal business is venture capital investing.  The other Reporting Persons’ present principal occupation or employment is serving as a managing director and member of the management committee of the general partner of SHV. The principal business address of the organization in which such employment is conducted is 755 Page Mill Rd., Suite A-200, Palo Alto, CA 94304.

(d), (e)None of the Reporting Persons have, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) SHV is a California limited partnership.  Each of the other Reporting Persons is a U.S. citizen except Mr. Dyckerhoff who is a German citizen and U.S. permanent resident.

Item 3.	Source and Amount of Funds or Other Consideration

On November 9, 2015, SHV sold 1,000,000 shares of the Issuer’s common stock to Rooster Partners, L.P. (“Rooster”), a limited partnership indirectly controlled by Mr. Coxe, in a privately negotiated transaction at a sale price of $7.29 per share, for aggregate sale price of $7,290,000. The source of funds used to purchase such these shares was the capital contributions to Rooster by its general and limited partners.

Item 5.	Interest in Securities of the Issuer

(a) — (b)  The responses to Items 7 — 13 of the cover pages of the Schedule are incorporated herein by reference. Also see the notes to Appendix A.

(c)  The information included in Item 3 hereto is incorporated herein by reference.  Except as set forth above, none of the Reporting Persons have effected any transactions involving the Common Stock in the past sixty days.

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(d)  None of the Reporting Persons know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by such Reporting Person.

(e)  Not applicable.

10

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 12, 2015	SUTTER HILL VENTURES, A CALIFORNIA LIMITED PARTNERSHIP
Date

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe, Managing Director of the General Partner

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Tench Coxe

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for James N. White

	By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Jeffrey W. Bird

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Michael L. Speiser

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Stefan A. Dyckerhoff

By:	/s/ Robert Yin
Robert Yin, Attorney-in-Fact for Samuel J. Pullara III

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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APPENDIX A TO SCHEDULE 13D - MATTERSIGHT CORPORATION

Aggregate Number of
	Shares Beneficially Owned		% of
Name of Reporting Person	Individual	Aggregate	Total Shares

Sutter Hill Ventures, a California Limited Partnership	2,179,403	Note 1			8.2%

Tench Coxe	2,121,392	Note 3			8.1%
			4,300,795	Note 2	16.0%

James N. White	193,710	Note 4			0.7%
			2,373,113	Note 2	8.9%

Jeffrey W. Bird	146,296	Note 5			0.6%
			2,325,699	Note 2	8.8%

Michael L. Speiser	10,563	Note 6			0.0%
			2,189,966	Note 2	8.2%

Stefan A. Dyckerhoff	3,818	Note 7			0.0%
			2,183,221	Note 2	8.2%

Samuel J. Pullara III	3,818	Note 8			0.0%
			2,183,221	Note 2	8.2%
______________________________

Note 1: Includes 735,514 shares of Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock.

Note 2:  Includes individual shares plus all shares held by Sutter Hill Ventures, a California Limited Partnership (“SHV”).  The individual is a managing director and member of the management committee of the General Partner of SHV.

Note 3:  Includes 590,415 shares (of which 197,255 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The Coxe Revocable Trust of which the reporting person is a trustee, 1,283,497 shares held by Rooster Partners, L.P. of which the reporting person is a trustee of a trust which is the General Partner, 115,575 shares subject to director’s options which will be vested and exercisable within 60 days of November 12, 2015, 53,600 shares that were acquired upon the exercise of director’s options and held in the reporting person’s individual name, 4,894 shares which were granted in lieu of Board of Directors fee payments and 73,411 shares held by a retirement trust for the benefit of the reporting person. The reporting person shares pecuniary interest in the director’s options and compensation shares with other individuals pursuant to a contractual relationship.

Note 4: Includes 177,522 shares (of which 48,979 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in The White Revocable Trust of which the reporting person is a trustee, 10,188 shares held by a retirement trust for the benefit of the reporting person and 6,000 shares held in a Roth IRA account for the benefit of the reporting person.

Note 5: Includes 53,928 shares (of which 31,847 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock) held in the Jeffrey W. and Christina R. Bird Trust of which the reporting person is a trustee and 92,368 shares held by NestEgg Holdings, LP of which the reporting person is a trustee of a trust which is the General Partner.

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Note 6:  Includes 10,563 shares (of which 1,854 shares are Series B Preferred Stock that are currently convertible on a one-for-one basis into shares of Common Stock)  held in the Speiser Trust of which the reporting person is a trustee.

Note 7: Includes 3,818 shares held in the Dyckerhoff 2001 Revocable Trust Dated August 30, 2001 of which the reporting person is a trustee.

Note 8: Includes 3,818 shares held in The Pullara Revocable Trust U/A/D 8/21/13 of which the reporting person is a trustee.

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